Exhibit (a)(2)(B)
Dear Financial Advisor,
McKenzie Capital Management commenced a mini tender offer to purchase up to 1,000,000 shares of the outstanding common stock (the “Common Stock”), par value $0.01 per share (the “Shares”), of Lightstone Value Plus Real Estate Investment Trust, Inc (the “Company”) at a price of  $6.55 per Share in cash (the “MacKenzie Offer”).
In response to the McKenzie Offer, the Company is commencing a tender offer (the “Company Offer”) for up to 1,000,000 shares at a price of  $7.00 per share, expiring on July 13, 2018. The Company Offer is at a higher price than the McKenzie Offer.
Pursuant to the MacKenzie Offer, any dividends paid on Shares tendered to MacKenzie after the June 25, 2018 expiration date would, by the terms of the MacKenzie Offer, be assigned by tendering Shareholders to MacKenzie. Accordingly, if you tender your Shares, you will not be entitled to receive any of the approximately $0.17 per Share in distributions with respect to the three-month period ending June 30, 2018 that will be paid in cash on or about July 15, 2018 to Shareholders of record as of June 30, 2018. Because the Company Offer does not expire until after the record date for this distribution, you will still be entitled to receive this distribution even if you tender your Shares in the Company Offer.
The Company’s board of directors (the “Board”) has evaluated the terms of both offers and notes that, although the Company Offer is at a higher price than the McKenzie Offer, the price in both offers is significantly less than the estimated per-share net asset value of the Company’s common stock (“Estimated Per-Share NAV”) of   $11.69 per share as of September 30, 2017.
Although the Company Offer is superior to the McKenzie Offer, the Board unanimously recommends that stockholders NOT tender their shares pursuant to the Company Offer or the lower McKenzie Offer
For additional information, please access our SEC filings related to this matter, available on the SEC’s web site at www.sec.gov.
Please follow the links below if you would like to see a copy of the Letter that will be mailed to Stockholders re the Board recommendation or the Schedule TO filed with the Securities and Exchange Commission in response to McKenzie’s offer, which is available for free on our website at www.lightstoneshareholderservices.com.
Please see links below for a copy of letters to investors:

Letter to Stockholders — re Tender Offer
Schedule TO
Sincerely,
The Lightstone Shareholder Services Team
Forward-Looking Statements
The foregoing includes forward-looking statements. These statements include statements regarding the intent, belief or current expectations of the Company and members of its management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. The Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law. Such statements are subject to known and unknown risks and uncertainties which could cause actual results to differ materially from those contemplated by such forward-looking statements. The Company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements. These statements are based on a number of assumptions involving the judgment of management. In particular, the methodology used to determine the Estimated Per-Share NAV is based upon a number of estimates and assumptions that may prove later not to be accurate or incomplete. Further, the board of directors can amend the provisions of the share redemption program at any time without the approval of the Company’s stockholders which may impact the terms on which the Company will redeem its shares. Forward-looking statements also depend on factors such as: future economic, competitive and market conditions; the Company’s ability to maintain occupancy levels and rental rates at its real estate properties; and other risks identified in Part I, Item IA of our Annual Report on Form 10-K for the year ended December 31, 2017 as filed with the SEC.
Our mailing address is:
P.O. Box 219002, Kansas City, MO 64121-9002

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